04036728

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

August 26, 2004

RECEIVED SEP 02 2004 SEC MAIL PROCESSING SECTION 208 WASH. D.C.

SUPPL

Re : Rule 12g3-2(b)
File No. 82 – 4161

Dear Sir, Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder.

The information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Nationale des Chemins de Fer Belges / Nationale Maatschappij de Belgische Spoorwegen is subject to the Exchange Act.

Very truly yours,

For and on behalf of
SOCIETE NATIONALE DES CHEMINS DE FER BELGES / NATIONALE MAATSCHAPPIJ DER BELGISCHE SPOORWEGEN

Johan VERHOEVEN

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

dlw 9/9

Board Meeting of May 13, 2004

The Board of Directors has approved the creation of ad hoc committees to prepare for SNCB's new structure starting January 1, 2005. The new structure will consist of three entities: at the top SNCB holding and hereunder an infrastructure company ("Infrabel") and a railway operator ("SNCB"). The committees will be composed out of current members of the direction committee. The committees will not interfere with the current operations of SNCB. October 1, 2004 the legal structures of the new entities will be put in place and the temporary committees will be replaced by the definitive management structures.

Invoering nieuwe NMBS-structuur in voorbereiding

13/05/2004

De Raad van Bestuur van de NMBS keurde vandaag het directievoorstel om operationele comités op te richten goed. Die comités zullen de invoering van de nieuwe NMBS-structuur op 1 januari 2005 voorbereiden.

Op 1 januari 2005 zal de nieuwe structuur van de NMBS van start gaan. Zoals eerder uiteengezet zal die structuur bestaan uit drie nieuwe zelfstandige publieke ondernemingen: aan het hoofd de "**NMBS holding**", daaronder een filiaal "**infrastructuurbeheerder**" die de naam **Infrabel** zal dragen en een ander filiaal "**spoorwegondernemer**" dat **NMBS** blijft heten.

De invoering van de nieuwe NMBS-structuur vereist nauwgezet en omstandig voorbereidend werk. Daarom, en zonder vooruit te lopen op de toekomstige benoemingen en beheersorganen, worden er operationele comités ("ad hoc" comités) opgericht. Dit heeft totaal geen gevolgen voor de huidige beheerstructuur van de NMBS. Het bestaande directiecomité met zijn tien leden blijft de dagelijkse beslissingen nemen en al zijn verantwoordelijkheden dragen.

De operationele comités zullen worden samengesteld uit leden van het directiecomité. Al naargelang de behoefte kunnen zij andere personeelsleden van de onderneming als deskundigen betrekken bij hun werkzaamheden. Het comité dat de oprichting van de infrastructuurbeheerder zal voorbereiden, zal bestaan uit de heren Lallemand, Migom en Raviart; in het voorbereidende comité voor de oprichting van de spoorwegondernemer zullen de heren Descheemaecker, Pardon, Denayer en Derochette zetelen. Op het holdingniveau zal een cel instaan voor de coördinatie tussen het huidige NMBS-directiecomité en de twee operationele comités. Die cel zal worden samengesteld uit de heren Vinck, Bourlard, Lallemand, Van Den Berghen en Migom.

De operationele "ad hoc" comités zullen actief zijn tot op het moment dat de nieuwe beheersorganen van de nieuwe entiteiten effectief worden benoemd. Die entiteiten zouden het licht moeten zien op 1 oktober 2004, wanneer de juridische structuur van de filialen zal zijn vastgelegd. Dan zullen de leden van de Raden van Bestuur van de ondernemingen zijn aangeduid en kunnen zij op hun beurt de leden van hun directiecomités benoemen. Pas op dat moment zullen de definitieve structuur en de organigrammen van de nieuwe entiteiten gekend zijn.

Préparer la transition: comités ad hoc

13/05/2004

Le Conseil d'Administration de la SNCB a approuvé aujourd'hui la proposition de la direction de mettre en place des comités opérationnels pour préparer la mise en place de la nouvelle structure de la SNCB au 1/1/2005.

Au 1/1/2005, la nouvelle structure de la SNCB sera opérationnelle. Comme cela a été expliqué, cette structure repose sur la création de trois entreprises publiques autonomes : une société de tête «SNCB holding », une filiale « gestionnaire d'infrastructure », qui s'appellera Infrabel, et une filiale « exploitant ferroviaire » qui gardera le nom de SNCB.

La mise en place de la nouvelle structure de la SNCB exige un travail de préparation méticuleux et détaillé. Pour ce faire, et sans préjuger des nominations et des organes de gestion futurs, des comités opérationnels (comités « ad hoc ») seront mis en place. Ceci ne change en rien la structure de gestion actuelle de la SNCB, dont le comité de direction composé des ses 10 membres actuels continue de prendre les décisions journalières et assument toutes ses responsabilités.

Les comités opérationnels seront composés de membres du comité de direction qui pourront, selon les besoins, associer à leurs travaux d'autres membres du personnel de la société en qualité d'experts. Le comité qui préparera la mise en place du gestionnaire d'infrastructure sera ainsi composé de MM. Lallemand, Migom et Raviart; le comité qui sera chargé de préparer la mise en place de l'exploitant ferroviaire sera composé de MM. Descheemaecker, Pardon, Denayer, et Derochette. Au niveau du holding, une cellule, assurera la coordination entre le Comité de Direction actuel de la SNCB et les deux comités opérationnels. Cette cellule sera composée de MM. Vinck, Bourlard, Lallemand, Van Den Berghen et Migom.

Ces comités opérationnels « ad hoc » travailleront jusqu'à la nomination effective des nouveaux organes de gestion des nouvelles entités. Ceux-ci devraient être créés au 1er octobre 2004, date à laquelle la structure juridique des filiales sera constituée. Les membres des Conseils d'Administration des entités seront alors en place, et pourront, à leur tour, nommer les membres de leurs comités de direction. Les structures et les organigrammes définitifs des nouvelles entités seront alors connus.

Board Meeting of May 13, 2004

The Board of Directors has approved the creation of ad hoc committees to prepare for SNCB's new structure starting January 1, 2005. The new structure will consist of three entities: at the top SNCB holding and hereunder an infrastructure company ("Infrabel") and a railway operator ("SNCB"). The committees will be composed out of current members of the direction committee. The committees will not interfere with the current operations of SNCB. October 1, 2004 the legal structures of the new entities will be put in place and the temporary committees will be replaced by the definitive management structures.

Binnenkort nieuwe bestelling van de dubbeldekkers M6

16/07/2004

Nog meer zitplaatsen en comfort voor de reizigers

De Raad van Bestuur bij de NMBS besliste vandaag om een intentieverklaring naar de associatie Bombardier-Alstom te sturen. Die houdt een engagement in tot het bestellen van 70 nieuwe dubbeldeksrijtuigen voor 15 oktober 2004, aan de voorgestelde voorwaarden.

Dit betekent een investering van bijna 179 miljoen euro voor 19 eerste klasse-rijtuigen en 51 tweede klasse-rijtuigen (waarvan 32 stuurrijtuigen), en de technische aanpassing van de locomotieven type 27, die momenteel worden gebruikt voor de tractie van de dubbeldekkers.

Een stuurrijtuig is een normaal rijtuig waarin een stuurpost is gebouwd, afgescheiden van de reizigers. Met deze stuurrijtuigen kunnen de gebruikte locomotieven op een efficiëntere en zuinigere manier worden gebruikt. Door de aanwezigheid van een stuurpost moet in de toekomst niet langer aan beide zijden van de trein een locomotief worden gekoppeld. Wanneer een trein een heen- en terugrit moet maken op hetzelfde spoor, kan de locomotief die de trein in de ene richting trok ook in de richting voor aandrijving zorgen en de treinbestuurder neemt dan plaats in de stuurpost.

Door deze bestelling van 70 extra dubbeldeksrijtuigen kan de NMBS 8620 nieuwe zitplaatsen aanbieden over haar hele net. Ze zullen zowel in Vlaanderen als Wallonië in de eerste plaats worden gebruikt op de drukste lijnen.

In 1999 plaatste de NMBS al een bestelling van 210 dubbeldeksrijtuigen. In november 2002 gingen de eerste in dienst en de laatste werden pas geleverd. De klanten hebben al aangegeven erg tevreden te zijn over de kwaliteit van deze treinen. Dit nieuwe materieel beantwoordt dan ook perfect aan de verwachtingen van de klanten en aan de doelstelling van de NMBS om deze klanten steeds meer zitplaatsen en meer comfort aan te bieden.

De nouvelles voitures à double étage (M6) seront bientôt en commande

16/07/2004

Encore plus de places assises et de confort pour les voyageurs

Sur décision de son conseil d'administration, la SNCB enverra une lettre d'intention à l'association Bombardier-Alstom confirmant son engagement à commander, pour le 15 octobre 2004, une nouvelle série de 70 voitures double étage (M6), dans les conditions proposées.

L'investissement s'élèverait à environ 179 millions €, pour 19 voitures de $1^{\text{ère}}$ classe et 51 voitures de $2^{\text{ème}}$ classe (dont 32 voitures-pilotes). Ce budget comprend aussi l'adaptation technique à réaliser aux locomotives de type 27 qui sont utilisées pour la traction de ces voitures.

Une voiture-pilote est une voiture « normale » comprenant en plus un poste de conduite, séparé de l'espace voyageurs. Ces voitures-pilotes permettent notamment une utilisation plus efficace et plus économique des locomotives. La présence d'un poste de conduite évite de devoir placer systématiquement une locomotive à l'avant du train. Lors d'un aller-retour sur une même voie, une locomotive tractant un convoi dans un sens peut ensuite propulser celui-ci en allant dans l'autre sens, un conducteur s'installant à l'avant, dans le poste de conduite.

Les 70 nouvelles voitures double étage à commander ajouteront **8620 places assises supplémentaires** sur le réseau. Elles seront en priorité utilisées sur les lignes à forte densité aussi bien en Flandre et qu'en Wallonie.

La SNCB a déjà eu livraison de 210 voitures M6, commandées en 1999. Les premières ont été mises en service en novembre 2002 et les dernières viennent d'être livrées, à la grande satisfaction de la clientèle. Ce nouveau matériel répond en effet parfaitement aux attentes de la clientèle et aux objectifs poursuivis par la SNCB de mettre davantage de places assises et de confort à disposition de ses voyageurs.